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                             December 9, 2022

       Gang Li
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            December 1, 2022
                                                            File No. 333-254909

       Dear Gang Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 6 to Registration Statement on Form F-1 filed December 1, 2022

       Index to Consolidated Financial Statements, page F-1

   1. If your audited financial statements become older than 12 months, please be advised, since this is an
initial public offering of your common shares, you may be required to provide updated
financial statements. Accordingly, if your registration statement is not effective by December
30, 2022, please update your financial statements and related disclosures pursuant to
Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations in an
exhibit to the filing as required by Instruction 2 to Item 8.A.4.
       General

   2. We note the disclosure regarding your change in certifying accountant. In addition to the
 Gang Li
Chanson International Holding
December 9, 2022
Page 2
      disclosure regarding your former auditor, please expand to disclose with respect to your new auditor the PCAOB's ability to inspect your new auditor, whether it is subject to the determinations to which you refer and related matters.
        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameGang Li
                                                           Division of
Corporation Finance
Comapany NameChanson International Holding
                                                           Office of
Manufacturing
December 9, 2022 Page 2
cc:       Ying Li
FirstName LastName